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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

United Western Bancorp Inc.

(Name of Issuer)

Common Stock ($0.0001 par value)

(Title of Class of Securities)

913201109

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913201109	13G	Page 2 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jonathan Starr
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 678,322
6. Shared Voting Power 0
7. Sole Dispositive Power 678,322
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 678,322
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.3%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 913201109	13G	Page 3 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Flagg Street Capital LLC I.R.S. Identification No. 74-3123494
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 678,322
6. Shared Voting Power 0
7. Sole Dispositive Power 678,322
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 678,322
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.3%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 913201109	13G	Page 4 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Flagg Street Partners LP I.R.S. Identification No. 16-1702721
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 913201109	13G	Page 5 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Flagg Street Partners Qualified LP I.R.S. Identification No. 16-1702722
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 678,322
6. Shared Voting Power 0
7. Sole Dispositive Power 678,322
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 678,322
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.3%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 913201109	13G	Page 6 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Flagg Street Offshore, LP I.R.S. Identification No. 16-1702723
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

Page 7 of 10 Pages

Item 1.	(a)	Name of Issuer:

United Western Bancorp Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

700 Seventeenth Street, Suite 2100 Denver, Colorado 80202

Item 2.		This joint statement on Schedule 13G is being filed by Jonathan Starr, Flagg Street Capital LLC, Flagg Street Partners LP, Flagg Street Partners Qualified LP and Flagg Street Offshore, LP, who are collectively referred to as the “Reporting Persons.” Mr. Starr is the controlling managing member of Flagg Street Capital LLC (“Capital”). Capital is the sole general partner of each of Flagg Street Partners LP (“Partners”), Flagg Street Partners Qualified LP (“Qualified”), and Flagg Street Offshore, LP (“Offshore” and together with Partners and Qualified, the “Funds”). Each of Partners and Offshore transferred all shares of Common Stock of the Issuer held by it to Qualified on December 31, 2007. All information with respect to Partners and Offshore set forth herein reflects such transfers. Information with respect to each of the Reporting Persons is as follows:

	(a)	Names of Persons Filing:

The names of the Reporting Persons are Jonathan Starr, Flagg Street Capital LLC, Flagg Street Partners LP, Flagg Street Partners Qualified LP and Flagg Street Offshore, LP.

	(b)	Address of Principal Business Office:

The principal business office of the Reporting Persons with respect to the shares reported hereunder is 44 Brattle Street, Cambridge, MA 02138.

	(c)	Citizenship:

Mr. Starr is a U.S. citizen. Capital is a Delaware limited liability company. Partners and Qualified are Delaware limited partnerships. Offshore is a Cayman Islands partnership.

	(d)	Title of Class of Securities:

Common Stock ($0.0001 par value) (“Common Stock”)

	(e)	CUSIP Number:

913201109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Page 8 of 10 Pages

Item 4.	Ownership

In the aggregate, the Reporting Persons beneficially owned 678,322 shares of Common Stock of the Issuer as of December 31, 2007, representing approximately 9.3% of the outstanding shares of such class of securities. The beneficial ownership of each Reporting Person is as follows: Each of Qualified, Capital, as the sole general partner of each of the Funds, and Mr. Starr, as the manager of Capital, beneficially owned 678,322 shares of Common Stock of the Issuer as of December 31, 2007, representing approximately 9.3% of the outstanding shares of such class of securities. Each of Partners and Offshore transferred all shares of Common Stock of the Issuer held by it to Qualified on December 31, 2007. All information with respect to Partners and Offshore set forth herein reflects such transfers. The percentage of the shares of Common Stock beneficially owned by each Reporting Person is based on a total of 7,281,559 shares of Common Stock of the Issuer outstanding Issuer outstanding as of November 2, 2007, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended September 30, 2007.

Each of Qualified, Capital, as the sole general partner of each of Qualified, and Starr, as the manager of Capital, has the sole power to vote and dispose of all of the shares of Common Stock reported in this joint statement Schedule 13G. Each of Qualified and Capital hereby disclaims any beneficial ownership of any such shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Each of Partners and Offshore transferred all shares of Common Stock of the Issuer held by it to Qualified on December 31, 2007. All information with respect to Partners and Offshore set forth herein reflects such transfers. Therefore, each of Partners and Offshore beneficially owned less than 5% of the shares of Common Stock of the Issuer as of December 31, 2007. The checkmark in this Item 5 does not apply to Qualified, Capital or Starr.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

The Reporting Persons together comprise the members of the Group.

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2008

FLAGG STREET PARTNERS LP

By:	Flagg Street Capital LLC
General Partner

By:	/s/ Jonathan Starr
Jonathan Starr
Managing Member

FLAGG STREET PARTNERS QUALIFIED LP

By:	Flagg Street Capital LLC
General Partner

By:	/s/ Jonathan Starr
Jonathan Starr
Managing Member

FLAGG STREET OFFSHORE, LP

By:	Flagg Street Capital LLC
General Partner

By:	/s/ Jonathan Starr
Jonathan Starr
Managing Member

Page 10 of 10 Pages

FLAGG STREET CAPITAL LLC

By:	/s/ Jonathan Starr
Jonathan Starr
Managing Member

JONATHAN STARR

By:	/s/ Jonathan Starr
Jonathan Starr